As filed with the U.S. Securities and Exchange Commission on February 13, 2003

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-6

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
For Depositary Shares Evidenced by American Depositary Receipts

AB ELECTROLUX (PUBL)
(Exact name of issuer of deposited securities as specified in its charter)

Not applicable
(Translation of issuer’s name into English)

The Kingdom of Sweden
(Jurisdiction of incorporation or organization of issuer)

JPMORGAN CHASE BANK
(Exact name of depositary as specified in its charter)

1 Chase Manhattan Plaza, New York, NY 10081
Telephone (212) 552-4944
(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

Richard S. Pietch
Senior Vice President and General Counsel
Electrolux North America
18013 Cleveland Parkway-Suite 100
P.O. Box 35920
Cleveland, OH 44135-0920
(216)898-2350
(Address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

Scott A. Ziegler, Esq. Ziegler, Ziegler & Associates LLP 570 Lexington Avenue, 44th Floor New York, New York 10022 (212) 319-7600	Richard M. Kosnik, Esq. Jones, Day, Reavis & Pogue 222 East 41st Street New York, New York 10017 (212) 326-3000

It is proposed that this filing become effective under Rule 466

       [x] immediately upon filing
[ ] on (Date) at (Time)

             If a separate registration statement has been filed to register the deposited shares, check the following box. [ ]

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate Offering price per unit (1)	Proposed maximum aggregate offering price (2)	Amount of registration fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing two B shares of AB Electrolux (publ)	5,000,000 American Depositary Shares	$0.05	$250,000	$23

(1)	Each unit represents one American Depositary Share.

(2)	Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.

PART I
INFORMATION REQUIRED IN PROSPECTUS

         The Prospectus consists of the proposed form of American Depositary Receipt (“ADR” or “American Depositary Receipt”) included as Exhibit A to the Deposit Agreement filed as Exhibit (a) to this Registration Statement, which is incorporated herein by reference.

CROSS REFERENCE SHEET

Item 1.	DESCRIPTION OF SECURITIES TO BE REGISTERED

Item Number and Caption			Location in Form of ADR Filed Herewith as Prospectus

(1)	Name and address of Depositary		Introductory paragraph, final sentence on face
(2)	Title of ADR and identity of deposited securities		Face of ADR, top center
Terms of Deposit:
	(i)	Amount of deposited securities represented by one unit of American Depositary Shares	Face of ADR, upper right corner
	(ii)	Procedure for voting, if any, the deposited securities	Paragraph (13)
	(iii)	Collection and distribution of dividends	Paragraphs (4), (6), (11) and (12)
	(iv)	Transmission of notices, reports and proxy soliciting material	Paragraphs (9), (12) and (15)
	(v)	Sale or exercise of rights	Paragraphs (3), (4), (11) and (16)
	(vi)	Deposit or sale of securities resulting from dividends, splits or plans of reorganization	Paragraphs (3), (11), (14) and (16)
	(vii)	Amendment, extension or termination of the Deposit Agreement	Paragraphs (19) and (20)
	(viii)	Rights of holders of ADRs to inspect the transfer books of the Depositary and the list of Holders of ADRs	Paragraph (15)
	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Paragraphs (1), (2), (3), (4) and (6)
	(x)	Limitation upon the liability of the Depositary	Paragraph (17)
(3)	Fees and Charges		Paragraph (6)

Item 2.	AVAILABLE INFORMATION

Item Number and Caption		Location in Form of ADR Filed Herewith as Prospectus

(a)	Statement that AB Electrolux (publ) is subject to the periodic reporting requirements of the Securities Exchange Act of 1934 and, accordingly, files certain reports with the Commission—and that such reports can be inspected by holders of ADRs and copied at public reference facilities maintained by the Commission in Washington, D.C.	Paragraph (9)

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.	EXHIBITS

(a)	Form of Deposit Agreement. Form of Amended and Restated Deposit Agreement dated as of February , 2003 to the Deposit Agreement dated as of June 1, 1987 as amended as of June 1, 1998 amongAB Electrolux (publ), JPMorgan Chase Bank, as depositary (the “Depositary”), and all holders from time to time of ADRs issued thereunder (the “Deposit Agreement”), including the Form of American Depositary Receipt, is filed herewith as Exhibit (a).

(b)	Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. Not Applicable.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. Not Applicable.

(d)	Opinion of Ziegler, Ziegler & Associates LLP, counsel to the Depositary, as to the legality of the securities being registered. Filed herewith as Exhibit (d).

(e)	Certification under Rule 466. Filed herewith as Exhibit (e).

(f)	Power of Attorney. Included as part of the signature pages hereto.

Item 4.	UNDERTAKINGS

(a)	The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)	If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an American Depositary Receipt thirty days before any change in the fee schedule.

SIGNATURE

         Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on February 12, 2002.

Legal entity created by the form of Deposit Agreement for the issuance of ADRs evidencing American Depositary Shares
By:	JPMORGAN CHASE BANK, as Depositary

By:	/s/ Jordana Chutter

Name:	Jordana Chutter
Title:	Vice President

SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, AB Electrolux (publ) certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, on February 10, 2003.

AB ELECTROLUX (PUBL)
By:	/s/Cecilia Vieweg

Name:	Cecilia Vieweg
Title:	Senior Vice President and General Counsel

POWER OF ATTORNEY

         KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Richard S. Pietch and William G.E. Jacobs, jointly and severally, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including pre-effective and post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

         Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated as of February 10, 2003.

Signature	Title

/s/Hans Staberg Hans Stråberg	President and Chief Executive Officer (Principal Executive Officer) and Director

/s/Fredrik Rystedt Fredrik Rystedt	Senior Vice President (Principal Financial and Accounting Officer)

/s/Rune Andersson Rune Andersson	Director and Chairman

Signature	Title

/s/Peggy Bruzelius Peggy Bruzelius	Director

/s/Thomas Halvorsen Thomas Halvorsen	Director

/s/Louis R. Hughes Louis R. Hughes	Director

/s/Michael Treschow Michael Treschow	Director

Karel Vuursteen	Director

Jacob Wallenberg	Director and Deputy Chairman

/s/Ulf Carlsson Ulf Carlsson	Director

/s/Bert Gustafsson Bert Gustafsson	Director

/s/Ingemar Larsson Ingemar Larsson	Director

Malin Björnberg	Deputy Director

/s/Mats Ekblad Mats Ekblad	Deputy Director

Ola Bertilsson	Deputy Director

/s/Richard S. Pietch Richard S. Pietch	Authorized Representative in the United States

INDEX TO EXHIBITS

Exhibit Number		Sequentially Numbered Page
(a)	Form of Amended and Restated Deposit Agreement.
(d)	Opinion of Ziegler, Ziegler & Associates LLP, counsel to the Depositary, as to the legality of the securities to be registered
(e)	Rule 466 Certification